

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2011

Via E-mail
Rafal Lewandowski
President and Chief Executive Officer
UMAX Group Corp.
Stawisinskiego 4G/78
Torun, 87-100, Poland

> **Re: UMAX Group Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 15, 2011**
> **File No. 333-174334**

Dear Mr. Lewandowski:

Our review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For example, we note the following deficiency:

- failure to file financial statements as required by Article 8-08 of Regulation S-X.

We will not perform a detailed examination of your filing and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. We suggest that you consider filing a substantive amendment to correct the deficiencies.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3489 if you have any questions regarding the financial statements and related matters.   Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me, at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Wade D. Huettel, Esq.